SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                          EXIDE ELECTRONICS GROUP, INC.
                            (Name of Subject Company)


                          EXIDE ELECTRONICS GROUP, INC.
                        (Name of Person Filing Statement)


                      Common Stock, Par Value $.01 Per Share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)

                                  302052 6 10 5
                      (CUSIP Number of Class of Securities)


                      Series G Convertible Preferred Stock,
                             Par Value $.01 Per Share
                          (Title of Class of Securities)

                                  Not Available
                      (CUSIP Number of Class of Securities)


                   Warrants to Purchase Shares of Common Stock
                          (Title of Class of Securities)

                                  302052 6 11 3
                      (CUSIP Number of Class of Securities)


                               Nicholas J. Costanza
                  Vice President, Chief Administrative Officer,
                          General Counsel and Secretary
                          Exide Electronics Group, Inc.
                               8609 Six Forks Road
                          Raleigh, North Carolina  27615
                                  (919) 872-3020
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    on Behalf of the Person Filing Statement)

                                     COPY TO:

                               David M. Silk, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000







         ITEM 1.   SECURITY AND SUBJECT COMPANY.

                   This Amendment No. 1 to Schedule 14D-9 Solicitation/ Recommendation Statement amends and supplements the Schedule 14D-9 Solicitation/Recommendation Statement (as amended or supplemented from time to time, the "Schedule 14D-9") filed by Exide Electronics Group, Inc. (the "Company") with the Securi-ties and Exchange Commission (the "Commission") on July 22, 1997.


         ITEM 2.   TENDER OFFER OF THE BIDDER.

                   This Statement relates to the tender offer by PQR Acquisition Corporation ("Bidder"), a wholly-owned subsidiary of Danaher Corporation (together with Bidder, "Danaher"), to purchase (i) all of the Company's outstanding common stock, par value $.01 per share (the "Common Stock"), and associated pre-ferred stock purchase rights, at $20.00 per share, net to the seller in cash, (ii) all of the Company's outstanding Series G Convertible Preferred Stock at $20.00 per share, net to the seller in cash, and (iii) all of the Company's outstanding war-rants (the "Warrants") to purchase shares of Common Stock at $13.475 per share of Common Stock at $6.525 per Warrant, net to the seller in cash, in each case on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 1997, and in the related Letter of Transmittal.

         ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

                   On July 23, 1997, the Company filed Preliminary So-licitation Materials (the "Preliminary Solicitation Materials") with the Commission. The Preliminary Solicitation Materials were filed in connection with the solicitation of revocations of agent designations by the Company's Board of Directors in opposition to the solicitation by Danaher of appointments of designated agents to demand a special meeting of shareholders of the Company for the purpose of considering and voting upon
         certain proposals.   A copy of the Preliminary Solicitation
         Materials is filed as Exhibit 31 to this Schedule and is incor-porated herein by reference.







         ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.



         Exhibit 31     --   Exide Electronics Group, Inc. Preliminary
                             Solicitation Materials, dated July 23,
                             1997(1)





































         _____________________
         (1) Incorporated by reference to the Company's Preliminary Solicitation Materials, dated July 23, 1997, filed on
              Schedule 14A.







                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       EXIDE ELECTRONICS GROUP, INC.



                                       By:  /s/ Marty R. Kittrell
                                          Name:   Marty R. Kittrell
                                          Title:  Vice President and
                                                    Chief Financial
                                                    Officer



         Dated:  July 24, 1997